United American Petroleum Corp.
3101 Bee Caves Road, Centre II, Suite 301
Austin, TX 78746

January 21, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3720

Attn: Doug Jones

Re:              United American Petroleum Corp., formerly Forgehouse, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed May 14, 2010
File No. 000-51465

Dear Mr. Jones:

On behalf of United American Petroleum Corp., formerly Forgehouse, Inc., a Nevada corporation (the “Company”), and in response to your letter dated December 13, 2010, regarding the Company’s Form 10-K filed May 14, 2010 (“Form 10-K”), as filed with the Securities and Exchange Commission (“Commission”), the Company has filed Amendment No. 1 to Form 10-K  (“Amendment No. 1”) on or about of this letter. As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Statements of Operations, page 19

1.  The debt restructurings in each of 2009 and 2008 do not appear to meet the criteria in Accounting Standards Codification 225-20 to be reported as extraordinary items.  Moreover, it appears from disclosures in your filing that the debt that was restructured and its associated interest were solely attributed to the business that was discontinued.  Accordingly, it appears that the gain on the debt restructurings should be reported within discontinued operations.  Please advise.

Response:

There were two distinct debt restructurings; one that occurred in 2008 and one that occurred in 2009.   Each arose from unusual and infrequent conditions, and as such, each of the transactions was deemed extraordinary items at the transaction date.

 As an equity financing alternative during 2007, the Company became involved in a reverse merger transaction. As a condition precedent to the completion of the merger agreement, the Company's debt with the creditor was to be subordinated. The creditor, aware of the Company's precarious financial position at the time, agreed to the subordination and also a debt modification that included a significant reduction in the accrued interest payable.  As an incentive to the creditor, a portion of its accrued interest was paid at the time the modification was completed.  The result of the loan modification was a gain for the Company.  Based on the circumstances surrounding the transaction, the Company determined at that time that the restructuring of the debt was both unusual and infrequent given the Company's operations as a software developer, thus meeting the criterion of an extraordinary item.

The debt restructuring in 2009 occurred when a key member of the creditor's group died and the decedent’s estate entered a bankruptcy proceedings in Great Britain.  This change in circumstances created a unique business opportunity for the Company when the decedent’s Bankruptcy Estate’s Trustee proposed favorable modification terms on the Company's debt.   As with the event in 2008, the determination was made at the time of the transaction that the 2009 modification of the debt was unusual and infrequent and should be recorded as an extraordinary item. And although the debt restructurings were solely attributed to the discontinued business, the conclusion that the debt restructurings qualified as extraordinary items required separate presentation on the face of the statement of operations.

Statements of Cash Flows, page 22

2. The presentation of cash flows of operating activities is not clear.  First, it appears that “gain on debt restructure” in each year is presented net of taxes and it should be presented on a gross basis.  Second, it appears that the direction of the amounts presented for “gain on debt restructure” and “loss from discontinued operations” is opposite from that typically expected.  That is, gains are generally deductive rather than additive, and losses are generally additive rather than deductive.  Third, the reconciliation presented in the operating activities section is net income or loss to cash provided/used by operating, pursuant to ASC 230-10-45.  No provision exists for presenting a subtotal therein for “loss from continuing operations.” Fourth, it is not clear how the “adjustments to reconcile net income (loss) to net cash (used in) operating activities” contributes to arriving at “cash used in operating activities.”  Fifth, the basis for the amounts presented for cash from (used in) operating activities – continuing operations” in each year is not clear, especially relative to amounts presented in the statements of operations for continuing operations.  In particular, it is not clear from amounts presented in the statement of operations for 2009 how cash is generated by continuing operations and in the amount reported for 2009.  Please advise.

Response:

As part of our response to comment #2, the Company has prepared and filed Amendment No.1.  All of the changes made in Amendment No. 1 are to the statements of cash flows.

The revised statements of cash flows correct previous errors and address each of the five items contained within comment #2:

•	item 1 - the statement of cash flows in Amendment No. 1 presents the gain on debt restructure and the related tax expense as gross amounts rather than net

•	item 2 - in the revised statements of cash flows, the direction of the amounts presented for "gain on debt restructure" and "loss from discontinued operation" have been reversed

•	item 3 - the presentation of the revised statement of cash flows no longer presents a subtotal for "loss from continuing operations"

•
item 4 - after removing the subtotal in item 3, the presentation of the revised statement of cash flows more clearly illustrates how the adjustments to reconcile net income (loss) arrive at cash used in operating activities

•
item 5 - the presentation of the revised statement of cash flows has been adjusted so that now the amounts presented for cash from (used in) operating activities from continuing operations clearly relates to the amounts presented in the statements of operations for continuing operations.

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this enclosed response letter and Amendment No. 1 adequately address the issues raised in your comment letter dated December 13, 2010.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

United American Petroleum Corp.

/s/ Christian Negri
Christian Negri
Treasurer

Enclosures